Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

November 3, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sherry Haywood

Re:	XCraft Enterprises, Inc. Draft Offering Statement on Form 1-A Submitted July 27, 2020 File No. 024-11281

Dear Ms. Haywood:

This letter is submitted on behalf of our client, Xcraft Enterprises, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 26, 2020, as amended.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated November 3, 2020; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 2 to Offering on Form 1-A

Legal Opinion, page 1

1.Comment: We note your response to comment one in our letter dated September 30, 2020. Please have counsel revise the legal opinion to include the 895,140 shares of Class B common stock and 134,271 bonus shares and revise the price to reflect the $8.0937 offering amount.

Response:  We have updated and the legal opinion and have filed an Exhibit Only Amendment.

The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks